EXHIBIT S
to the
Investment Advisory Agreement

BAIRD STRATEGIC MUNICIPAL BOND FUND

For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of the above-named Fund, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.25% of the average daily net assets of the Fund.

The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.25% applied to the daily net assets of the Fund. The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

Executed as of this __ day of November, 2019.

THE ADVISOR:

ROBERT W. BAIRD & CO. INCORPORATED

By:_____________________________________
Charles M. Weber, Managing Director

THE CORPORATION:

BAIRD FUNDS, INC.

By:_____________________________________
Peter Hammond, Vice President